Exhibit 4.1

DESCRIPTION OF SECURITIES OF THE REGISTRANT

The following is a summary of all material characteristics of our capital stock as set forth in our restated certificate of incorporation, our restated bylaws and our Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock. Our common stock is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, and is listed on The Nasdaq Stock Market LLC. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our previous SEC filings.

Description of Common Stock

We are authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share. The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our restated certificate of incorporation and our restated bylaws, both of which have been filed with the SEC. The summary below is also qualified by provisions of applicable law.

General

As of December 31, 2019, there were 15,429,154 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A., whose address is Meidinger Tower, 462 South 4th Street, Louisville, KY 40202 and whose telephone number is (502) 301-6088.

Nasdaq Global Market

Our common stock is listed for quotation on The Nasdaq Global Market under the symbol “MDGL.”

Dividends

We have never declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Description of Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2019, we had 1,969,797 shares of preferred stock, designated Series A Convertible Preferred Stock, outstanding held by two stockholders of record. No other shares of our preferred stock were outstanding or designated. The following summary of certain provisions of our preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation, our restated bylaws and our Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, each of which have been filed with the SEC. The summary below is also qualified by provisions of applicable law.

General

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

Series A Convertible Preferred Stock

Each share of the Series A Convertible Preferred Stock is convertible into shares of the common stock at any time at the holder’s option at a one-to-one ratio, subject to adjustment. A holder of Series A Convertible Preferred Stock, however, will be prohibited from converting shares of the Series A Convertible Preferred Stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the shares of our common stock or any other class of any equity security of ours (other than an exempted security) that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, which may be increased or decreased to any other percentage at the holder’s election on 61 days’ notice delivered to the Company.

Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, after the satisfaction in full of our debts and the payment of any liquidation preference owed to the holders of shares of our capital stock ranking prior to the Series A Convertible Preferred Stock upon liquidation, the holders of the Series A Convertible Preferred Stock shall participate pari passu with the holders of our common stock (on an as-if-converted-to-common-stock basis) in our net assets. Shares of the Series A Convertible Preferred Stock will generally have no voting rights, except as required by law. Shares of the Series A Convertible Preferred Stock will be entitled to receive dividends before shares of any other class or series of our capital stock (other than dividends in the form of our common stock) equal to the dividend payable on each share of our common stock, on an as-converted basis.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

In addition to the board of directors’ ability to issue shares of preferred stock, our restated certificate of incorporation and restated bylaws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified board of directors; removal of directors for cause.    Our restated certificate of incorporation and restated bylaws provide for our board of directors to be divided into three classes serving staggered terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms have expired are elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) also is empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of our board of directors until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Advance notice provisions for stockholder proposals.    Our restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors, as well as procedures for including proposed nominations at special meetings at which directors are to be elected. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting, and who has complied with the procedures and requirements set forth in the bylaws. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Special meetings of stockholders.    Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

No stockholder action by written consent.    Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-majority stockholder vote required for certain actions.    The Delaware General Corporation Law, or DGCL, provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal certain provisions of our restated certificate of incorporation. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of authorized directors.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status; or

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

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